UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K




         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000 & 1999


                                       or


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM

                          ____________ TO ____________



                      PACIFIC CENTURY FINANCIAL CORPORATION
                               PROFIT SHARING PLAN
              _____________________________________________________

               Full title of the plan and the address of the plan,
                if different from that of the issuer named below:



                      Pacific Century Financial Corporation
                               130 Merchant Street
                             Honolulu, Hawaii 96813
              _____________________________________________________

              Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A)  Financial Statements

         1)   Report of Independent Auditors
         2) Statements of Net Assets Available for Benefits December 31, 2000 and 1999
         3) Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2000 and 1999
         4)   Notes to Financial Statements
         5)   Schedule of Assets Held for Investment Purposes December 31, 2000

     B)  Exhibits

         Consent of Independent Certified Public Auditors



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           PACIFIC CENTURY FINANCIAL CORPORATION
                                           PROFIT SHARING PLAN



Date:  June 27, 2001             By: /s/  ALLAN R. LANDON
                                     ___________________________________________

                                     Allan R. Landon
                                     Vice Chairman and Chief Financial Officer of Pacific Century Financial Corporation and member of the Pacific Century Financial Corporation Benefit Plans Committee

                                 By: /s/  LESLIE F. PASKETT
                                     ___________________________________________

                                     Leslie F. Paskett
                                     Senior Vice President & Controller
                                     of Pacific Century Financial Corporation

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Pacific Century Financial Corporation
Profit Sharing Plan
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                      Pacific Century Financial Corporation
                               Profit Sharing Plan

                          Audited Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................3
Statements of Changes in Net Assets Available for Benefits.....................4
Notes to Financial Statements..................................................5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

                         Report of Independent Auditors


The Board of Directors
Bank of Hawaii and
The Benefit Plans Committee
Pacific Century Financial Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Pacific Century Financial Corporation Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefit Plans Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Benefit Plans Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       EY

May 11, 2001

            Pacific Century Financial Corporation Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                        2000           1999
                                                      ------------------------
                                                              (IN THOUSANDS)
ASSETS
Investments, at fair value                            $ 205,921      $ 213,069

Receivables:
   Employer contribution                                  3,241          4,507
   Participant contributions                                280            582
                                                      ------------------------
Total receivables                                         3,521          5,089
                                                      ------------------------
Net assets available for benefits                     $ 209,442      $ 218,158
                                                      ========================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

            Pacific Century Financial Corporation Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits


                                                       YEAR ENDED DECEMBER 31
                                                        2000           1999
                                                      ------------------------
                                                            (IN THOUSANDS)
ADDITIONS
Investment income - interest and dividends            $  16,941      $  15,034
Net depreciation in fair value of investments           (13,991)       (10,685)

Contributions:
   Participants                                           8,834          8,752
   Employer                                               5,746          7,000
   Other                                                     14            418
                                                      ------------------------
Total contributions                                      14,594         16,170
                                                      ------------------------
Total additions                                          17,544         20,519

DEDUCTIONS
Distributions to participants                           (26,260)       (20,532)
                                                      ------------------------
Net decrease                                             (8,716)           (13)
Net assets available for benefits at beginning of year  218,158        218,171
                                                      ------------------------
Net assets available for benefits at end of year      $ 209,442      $ 218,158
                                                      ========================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

            Pacific Century Financial Corporation Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The following description of the Pacific Century Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii and certain subsidiaries of Pacific Century Financial Corporation and Bank of Hawaii, collectively (the Bank), who have fulfilled the Plan's participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On behalf of the Bank as Plan Administrator, the Plan is administered by the Benefit Plans Committee. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

The participating employers make a profit sharing contribution on behalf of participants for each calendar year in an amount which is based upon Pacific Century Financial Corporation's profits for the year. The contribution varies depending on Pacific Century Financial Corporation's adjusted net income and adjusted return on equity. The amount of profit sharing contribution for the years ended December 31, 2000 and 1999 were $2,577,000 and $3,796,000, respectively.

Participants are allowed to contribute up to 7% of their eligible compensation to the Plan. However, contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code (25% of a participant's compensation or $30,000 for 2000 and 1999).

The participating employers contribute matching contributions on behalf of participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Matching contributions are made to the Plan by the end of the following calendar quarter.

Participants  are  permitted to select among the following  investment  options:
Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia

                  Pacific Century Financial Corporation Profit
                                  Sharing Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Growth Fund, Pacific Capital Short Intermediate U.S Treasury Securities Unit Fund, Pacific Capital Diversified Fixed Income Unit Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund, Vanguard Retirement Savings Trust, and the Pacific Century Financial Corporation Stock Fund.

Effective April 1, 1998, the portion of the Plan consisting of the Pacific Century Financial Corporation Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP any cash dividends on Pacific Century Financial Corporation stock is passed through to the participants unless the participant elects against receiving the dividend. The cash dividend on shares of Pacific Century Financial Corporation stock paid as a dividend pass through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Pacific Century Financial Corporation stock. For participants electing not to receive the dividend pass through, the dividend is allocated to the participants' account as income and is invested in additional shares.

Participants are fully vested in the Plan's assets allocated to their account.

Withdrawals are permitted for participants demonstrating immediate and heavy financial need. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is paid ratably through monthly payroll deductions. No withdrawals or loans are permitted from the Pacific Century Financial Corporation Stock Fund.

                  Pacific Century Financial Corporation Profit
                                  Sharing Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For termination of employment due to retirement (normal and early), disability, and death, a participant is entitled to receive an allocation of matching contribution and profit sharing contribution for the calendar quarter or calendar year, respectively, in which the participant terminates employment. Under these conditions, the participant's account is distributed as soon as practicable after the year-end allocations are made. However, the participant may make an election to waive this allocation and receive an immediate distribution. For termination of employment prior to retirement (normal or early), disability or death, the participant's account is distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Generally, all distributions from the Plan upon a participant's termination are made in a lump sum. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may elect to defer distributions.

In the event that the Board of Directors terminates the Plan, each participant's interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form, or any combination thereof, as it may determine in its sole discretion.

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

EXPENSES

Fees paid to the Plan's trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the participating employers. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

                  Pacific Century Financial Corporation Profit
                                  Sharing Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Investments are stated at fair value. Shares of Pacific Century Financial Corporation stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain and loss on investments that were sold during the year and the unrealized gain and loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

CONTRIBUTIONS

Contributions from employer and participants are accrued through December 31 in the Statements of Changes in Net Assets Available for Benefits.

BENEFITS

Benefits are recorded when paid.

                  Pacific Century Financial Corporation Profit
                                  Sharing Plan

                    Notes to Financial Statements (continued)


2. INVESTMENTS

The Vanguard Retirement Savings Trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The contract value of investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments. The fair value of the investment contracts held by the Vanguard Retirement Savings Trust at December 31, 2000 and 1999 were $21,822,000 and $25,545,000, respectively.

During the years ended December 31, 2000 and 1999, the Plan's investments, including investments bought, sold, as well as held during the year, depreciated in fair value as follows:

                                                     YEAR ENDED DECEMBER 31
                                                        2000          1999
                                                     -----------------------
                                                          (IN THOUSANDS)

Mutual funds                                         $ (11,760)    $   6,085
Common stock                                            (2,231)      (16,770)
                                                     -----------------------
Net depreciation in fair value of investments        $ (13,991)    $ (10,685)
                                                     =======================

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                           DECEMBER 31
                                                        2000          1999
                                                     -----------------------
                                                          (IN THOUSANDS)

Vanguard Wellington Fund                             $  30,861     $  32,323
Vanguard Windsor Fund                                   34,984        36,460
500 Portfolio of the Vanguard Index Trust               33,291        36,563
Vanguard Retirement Savings Trust                       21,822        25,545
Pacific Century Financial Corporation Stock Fund        47,691        52,436
Pacific Capital Growth Stock Fund                       15,925             -*

*Investment balance has less than 5% of the Plan's net assets.

                  Pacific Century Financial Corporation Profit
                                  Sharing Plan

                    Notes to Financial Statements (continued)


3. TRANSACTIONS AND AGREEMENTS WITH PARTIES IN INTEREST

The Pacific Century Financial Corporation Stock Fund invests in the common stock of Pacific Century Financial Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short Intermediate U.S Treasury Securities Unit Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, and the Pacific Capital Diversified Fixed Income Unit Fund belong to a family of proprietary mutual funds advised by Pacific Century Trust, a division of Bank of Hawaii.

The Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, and Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan's investments.

4. INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated May 10, 1997, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Benefit Plans Committee is not aware of any course of actions or series of events that have occurred that might adversely affect the Plan's qualified status. Subsequent amendments are structured to, and are intended to, maintain the Plan's qualified status.

                              Supplemental Schedule



            Pacific Century Financial Corporation Profit Sharing Plan

               Employer ID Number: 99-0033900/ Plan Number: 091203

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                                December 31, 2000


                                                   NUMBER OF                        CURRENT
                     DESCRIPTION                    SHARES            COST           VALUE
--------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARES)

MUTUAL FUNDS
Pacific Capital Diversified Fixed Income Unit
  Fund*                                                63,304       $   658        $     681

Pacific Capital Growth & Income Fund*                 529,624         9,940            8,734

Pacific Capital New Asia Growth Fund*                 287,435         3,189            2,782

Pacific Capital Short Intermediate U.S Treasury
  Securities Unit Fund*                                51,473           483              497

Pacific Capital Small Cap Fund*                        42,759           438              486

Pacific Capital Growth Stock Fund*                  1,201,924        20,580           15,925

Pacific Capital International Stock Fund*             110,468         1,649            1,146

Pacific Capital Value Fund*                            38,688           398              365

Vanguard Wellington Fund*                           1,093,972        27,135           30,861

Vanguard Windsor Fund*                              2,287,997        34,632           34,984

500 Portfolio of the Vanguard Index Trust*            273,189        27,875           33,291

Short-Term Federal Portfolio of the Vanguard
  Fixed Income Securities Fund*                       186,483         1,883            1,897
                                                                                   ---------
Total mutual funds                                                                   131,649

COLLECTIVE TRUST
Vanguard Retirement Savings Trust*                 21,822,199        21,822           21,822

COMMON STOCK
Pacific Century Financial Corporation Stock
  Fund*                                             2,515,362        36,930           47,691

PARTICIPANT LOANS - Interest rates ranging from
  6.18% to 8.75%                                                                       4,759
                                                                                   ---------
                                                                                   $ 205,921
                                                                                   =========

*Indicates an investment with a party-in-interest to the Plan
